EXHIBIT 99.1

Press Release Dated July 24, 2012,

Suncor Energy and Canada’s Sport Hall of Fame unveil new Canadian Olympic and
Paralympic flag bearer exhibit in honour of James Worrall

News Release

FOR IMMEDIATE RELEASE

Suncor Energy and Canada’s Sport Hall of Fame unveil new Canadian Olympic and Paralympic flag bearer exhibit in honour of James Worrall

Calgary, Alberta (July 24, 2012) – In celebration of the Canadian Olympic and Paralympic Team flag bearers, Suncor Energy, through its Petro-Canada brand, and Canada’s Sport Hall of Fame, today unveiled the new James Worrall Flag Bearer Exhibit.

The James Worrall Flag Bearer Exhibit celebrates the life of James Worrall and the honour of carrying the Canadian flag and leading the Canadian Team into the opening and closing ceremonies at the Olympic and Paralympic Games. The exhibit is open for visitors in the Olympic and Paralympic Gallery at Canada’s Sports Hall of Fame.

The exhibit includes a touch screen interactive, where visitors can learn about Canada’s Olympic and Paralympic flag bearers and a display of Olympic flag bearer artifacts including the outfit Clara Hughes wore as she carried the Canadian flag into the opening ceremonies of the 2010 Vancouver Olympic Winter Games. The award has been presented to every Canadian Olympic flag bearer since 2002.

“We are very proud of this new interactive exhibit showcasing Canada’s Olympic and Paralympic flag bearers and paying tribute to James Worrall, one of Canada’s Sports Hall of Fame’s Honoured Members,” says Mario Siciliano, president and CEO, Canada’s Sports Hall of Fame. “Thank you to Suncor for their support of this exhibit, which helps Canada’s Sports Hall of Fame in sharing the inspiring stories of Canada’s sport heroes, which includes James Worrall and our Canadian Olympic and Paralympic Team flag bearers.”

Worrall, a track and field athlete, was the Canadian team flag bearer at the Berlin 1936 Games. Following his competitive retirement, Worrall held positions at the Canadian Olympic Committee (COC) and the International Olympic Committee (IOC). His contributions to the Olympic movement and sport over the past six decades are exceptional: three-time chef de mission, honorary member of the IOC, an Honoured Member of Canada’s Sports Hall of Fame and Officer of the Order of Canada.

“We created the James Worrall Flag Bearer Award because we wanted to recognize and honour the significance of leading the Canadian Team into the opening and closing ceremonies,” says Steven Keith, director, Loyalty and Marketing Partnerships, Suncor Energy. “In naming the award after James Worrall, we believe the award epitomizes the attributes of a great Canadian.”

Canada’s Sports Hall of Fame is open Tuesday to Saturday 10 a.m. to 5 p.m., Sunday noon to 5 p.m., and August 6 and September 3, 2012. The James Worrall Flag Bearer Exhibit is a permanent exhibit.

Suncor Energy is Canada’s premier integrated energy company. Suncor’s operations include oil sands development and upgrading, conventional and offshore oil and gas production, petroleum refining, and product marketing under the Petro-Canada brand. While working to responsibly develop petroleum resources, Suncor is also developing a growing renewable energy portfolio. Suncor’s common shares (symbol: SU) are listed on the Toronto and New York stock exchanges.

Suncor Energy 150 6 Avenue S.W. Calgary, Alberta T2P 3E3 www.suncor.com

Canada’s Sports Hall of Fame is now open at Canada Olympic Park in Calgary and features 12 galleries with 50 hands-on interactives, a collection of more than 95,000 artifacts, the 120-seat Riddell Family Theatre and an Education and Resource Centre. Visitors can experience Canada’s preserved sport history, celebrate the contribution of sport to society and be inspired by our nation’s sporting heroes to dream big! Canada’s Sports Hall of Fame is available to rent for family, social and business functions.

For more information about Suncor Energy please visit our web site at www.suncor.com or follow us on Twitter @SuncorEnergy. For more information on Canada’s Sports Hall of Fame visit www.sportshall.ca.

Media inquiries:

403-296-4000

media@suncor.com

Bridget Cox

Manager, Marketing and Communications

Canada’s Sports Hall of Fame

403-776-1076

C: 403-437-0939

bcox@cshof.ca